November 12, 2010
Mr. Mark Webb
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Farmers & Merchants Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed February 26, 2010
File No. 0-14492
Dear Mr. Webb:
We are presenting our responses to the comments received in your letter dated November 2, 2010. Our responses follow your comments, which we have reproduced in bold print. In connection with this response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2009
Business, page 3
General
1.	We have reviewed your response to prior comment three from our letter dated October 5, 2010. Based on your previous response, it is our understanding that you require updated appraisals on all collateral dependent loans once they are deemed impaired and that the maximum time of collateral re-evaluation for impaired real estate loans is every two years. However, in this response you state that you require updated appraisals for watch list loans secured by real estate bi-annually. Please clarify when you require updated appraisals for your impaired real estate loans. If this varies by loan category (ex: commercial real estate, residential real estate), provide that information also.
Collateral securing performing non-watch list loans secured in whole or in part by real estate do not require updated appraisals unless the loan is rewritten and additional funds are advanced. It is, however, the general policy of the Bank to order new appraisals for real estate securing commercial loans that management has, due to circumstances, deemed to warrant special attention (“Watch List Loans”). Follow-up appraisals with respect to such loans are required at least once every two years thereafter so long as the loans remain on the Watch List. The Bank will generally also require updated appraisals for
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real estate securing commercial loans once the loans are deemed to be impaired. Updated appraisals for impaired loans may not be required however if the collateral has recently been appraised as a result of the loan being placed on the Bank’s Watch List. Follow-up appraisals with respect to impaired loans are also required at least once every two years thereafter so long as the loans remain either impaired or on the Watch List.
2.	In addition to the above, it is our understanding that on a quarterly basis, Bank management reviews properties supporting collateral dependent loans to consider market events indicating that a change in value has occurred. Please tell us and revise your future filings to disclose in sufficient detail the steps management takes to perform its quarterly review of impaired real estate loans. Explain how management determines whether discounts on the most recent appraisals are required (ex: looking at comparable properties, etc.). In addition, tell us and revise to describe the specific method(s) used to determine the amounts of such discounts (ex: trends in market values over time, etc.).

3.	Please also provide similar information for your watch list loans.
The following is in response to your comment 2 & 3 listed above. Similar language will be included in future filings to further clarify our previous discussions.
On extremely rare occasions, the Bank will make adjustments to the recorded values of collateral securing commercial real estate loans without acquiring an updated appraisal for the subject property. The Bank has no formalized policy for determining when collateral value adjustments between regularly scheduled appraisals are necessary, nor does it use any specific methodology for applying such adjustments. However, on a quarterly basis as part of its normal operations, the Bank’s senior management and the Loan Review Committee will meet to review all commercial credits either deemed to be impaired or on the Bank’s Watch List. In addition to analyzing the recent performance of these loans, management and the Loan Review Committee will also consider any general market conditions that might warrant adjustments to the value of particular real estate collateralizing commercial loans. In addition, management conducts annual reviews of all commercial loans exceeding certain outstanding balance thresholds. In each of these situations, any information available to management regarding market conditions impacting a specific property or other relevant factors is considered, and lenders familiar with a particular commercial real estate loan and the underlying collateral may be present to provide their opinion on such factors. If the available information leads management to conclude a valuation adjustment is warranted, such an adjustment may be applied on the basis of the information available. If management concludes that an adjustment is warranted but lacks the specific information needed to reasonably quantify the adjustment, management will order a new appraisal on the subject property even though one may not be required under the Bank’s general policies for updating appraisals.

Sincerely,

/s/ Barbara J. Britenriker Chief Financial Officer
Farmers & Merchants Bancorp, Inc.
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